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FEB 23 2016
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16003098

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RMS

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trustmont Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Brush Run Road, Suite A
(No. and Street)

Greensburg	PA	15601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony C. Hladek 724-468-5665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AD

OATH OR AFFIRMATION

I, Anthony C. Hladek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmont Financial Group, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Karen S. Ellenberger, Notary Public
Salem Twp., Westmoreland County
My Commission Expires Nov. 30, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Karen S. Ellenberger
Notary Public

Anthony C. Hladek
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trustmont Financial Group, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2015

Trustmont Financial Group, Inc.

Financial Statements and Supplementary Information

Table of Contents

Year Ended December 31, 2015

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have audited the accompanying statement of financial condition of Trustmont Financial Group, Inc. (a Pennsylvania corporation), as of December 31, 2015, and the related statements of loss and comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Trustmont Financial Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmont Financial Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computations of Net Capital and Aggregate Indebtedness and Schedule of General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Trustmont Financial Group, Inc.'s financial statements. This supplementary information is the responsibility of Trustmont Financial Group, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and Schedule of General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 12, 2016

Financial Statements

Trustmont Financial Group, Inc.

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	35,648
Deposit with clearing organization		25,000
Receivables from non-customers		547,739
Due from stockholder		10,000
Securities owned		70,347
Prepaid insurance		20,833
Prepaid income taxes		1,248
Petty cash		200
	$	711,015

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	460,025
Accounts payable		39,721
Payroll taxes payable		2,707
Other accrued expenses		19,065
Total Liabilities		521,518
Stockholders' Equity:		
Common stock, $.10 par value; 100,000 shares authorized and issued, 97,000 shares outstanding		10,000
Additional paid-in capital		41,800
Retained earnings		184,304
Accumulated other comprehensive income:		
Unrealized loss on marketable securities		(21,488)
		214,616
Less treasury stock - 3,000 shares at cost		25,119
		189,497
	$	711,015

Trustmont Financial Group, Inc.

Statement of Loss and Comprehensive Loss

Year Ended December 31, 2015

Revenues:	
Commissions and fees	$ 8,930,398
Fees charged to representatives	446,526
Expense reimbursements	14,449
Investment income, net	681
Other income	90,675
	9,482,729
Operating Expenses:	
General and administrative expenses	9,463,064
Depreciation expense	3,094
Loss on sale of fixed asset	649
Loss on sale of security	16,170
	9,482,977
Loss Before Income Taxes	(248)
Income Taxes	4,012
Net Loss	(4,260)
Other Comprehensive Loss:	
Unrealized loss on marketable securities	(10,086)
Total Comprehensive Loss	$ (14,346)

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2015

Common Stock:	
Balance, January 1 and December 31	$ 10,000
Additional Paid-In Capital:	
Balance, January 1 and December 31	41,800
Retained Earnings:	
Balance, January 1	188,564
Net loss for the year	(4,260)
Balance, December 31	184,304
Accumulated Other Comprehensive Income:	
Balance, January 1	(11,402)
Unrealized holding loss on marketable securities	(10,086)
Balance, December 31	(21,488)
Treasury Stock:	
Balance, January 1, and December 31	(25,119)
	$ 189,497

The accompanying notes are an integral part of these financial statements.

Trustmont Financial Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2015

Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$	(4,260)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense		3,094
Loss on sale of fixed asset		649
Reinvested dividends and interest		(681)
Loss on sale of security		16,170
(Increase) decrease in:		
Receivables from non-customers		19,256
Prepaid income taxes		4,012
Prepaid insurance		3,334
Increase (decrease) in:		
Commissions payable		(15,404)
Accounts payable		(56,362)
Payroll taxes payable		689
Net cash used by operating activities		(29,503)
Net Decrease in Cash and Cash Equivalents		(29,503)
Cash and Cash Equivalents, beginning of year		65,151
Cash and Cash Equivalents, end of year	$	35,648

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Trustmont Financial Group, Inc. (Company) was organized on June 16, 1986 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Greensburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2015, upon which the Clearing Broker pays interest at prevailing rates. The clearing deposit account is listed separately on the statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review

The Company has evaluated subsequent events through February 12, 2016, which is the date the financial statements were available to be issued.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - Commissions and Fees

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission and fee revenue represents gross commissions and fees generated by our representatives for their clients' purchases and sales of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission and fee revenue: front-end sales commissions that occur at the point of sale, as well as trailing fees for which we provide ongoing support, awareness, and education to clients.

2. Summary of Significant Accounting Policies (Continued)

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our representatives directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission and fee revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail fee revenues are generally paid in arrears, management estimates the majority of trail fee revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail fee revenues received in prior periods.

A substantial portion of our commission and fee revenue is ultimately paid to our representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue and fees. Such amounts are recorded by us as commission expense.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

2. Summary of Significant Accounting Policies (Continued)

Securities Owned

The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. It will also at times in the ordinary course of business receive shares of stock in "venture" type companies as compensation for its role in helping them raise capital. Equity securities classified as "available-for-sale" are reported at their fair values, in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation

Vehicle and office equipment is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $17,578 for the year ended December 31, 2015.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income taxes on the temporary differences between the basis of asset and liabilities for financial statement and income tax purposes have not been recorded in these financial statements due to the immaterial nature of these differences. It is the Company's policy not to take uncertain tax positions.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $75,524, and a net capital ratio (aggregate indebtedness divided by net capital) of 6.91 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2015, there were no material differences.

4. Securities Owned

Securities owned at December 31, 2015 consist of the following:

FDIC insured deposit account		$ 39,807
Equity securities - available-for-sale:		
Cost	52,028	
Net unrealized loss	(21,488)	
		30,540
		$ 70,347

The unrealized loss is reported as accumulated other comprehensive income as a separate component in stockholders' equity. During the year ended December 31, 2015, the Company's position in Wright Therapies was determined to be worthless resulting a loss of $16,170. Since this security was a private placement with no readily available market value, it was carried at cost.

5. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

6. Pension Plan

The Company maintains a SIMPLE plan for eligible employees and will match up to 3% of employees' elective deferrals. The salaries and related benefits account on the statement of loss and comprehensive loss includes $14,389 of matching contributions by the Company.

7. Income Taxes

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2015, the Company's open audit periods are 2012 through 2015 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

The provision for income taxes in the statement of loss and comprehensive loss for the year ended December 31, 2015 consists of the following components:

Currently payable:		
Federal	$	2,306
State		1,706
	$	4,012

8. Due From Stockholder

The Company's primary stockholder borrowed $10,000 from the Company in 2015 which will be repayed, without interest, in 2016.

9. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which expires February 2018 and provides for monthly lease payments of $4,639 through February 2015 and increased to $4,755 through February 2016 with a 2 1/2% escalation per year over the remainder of the lease term. The lease is renewable for an additional five years following the above termination date, at a lease rate mutually agreeable. For the year ended December 31, 2015, rent expense under this lease amounted to $56,824.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31	
2016	$ 58,244
2017	59,700
2018	9,991
	$ 127,935

10. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. Related Party Transactions

Trustmont Advisory Group, Inc. (TAG) is a registered investment advisory company that has common ownership and utilizes the same employees and office space as the Company. Most of the equipment and furniture used both by the Company and TAG is owned by either TAG or the majority stockholder of the Company.

Errors and omission insurance for the company and its representatives is provided by Provest Indemnity Limited (PIL). PIL is an offshore captive insurance company, as defined in Internal Revenue Code 831(b), in the British Virgin Islands. The majority stockholder of the Company is the sole shareholder of PIL. Payments to PIL during the year ended December 31, 2015 amounted to $243,333.

The Company rents office space from PIL on a month-to-month basis for $2,500 per month. This expense is included in office rent on the statement of loss and comprehensive loss and amounted to $30,000 for the year ended December 31, 2015.

The Company subleases a portion of their office space to various entities owned by certain shareholders of the Company. Rental income under these subleases amounted to $28,316 for the year ended December 31, 2015 and is included in other income on the statement of loss and comprehensive loss.

Effective September 15, 2014, the Company has entered into a Compensation and Reimbursement Agreement with PWR Planners (PWR), an entity related to the Company's majority shareholder. Beginning September 15, 2014, PWR will oversee certain brokerage clients of the Company. The Company will pay PWR $8,000 a month to provide the required personnel and pay rent on the branch office space. In addition, the Company will reimburse PWR for the salaries of ancillary personnel, not to exceed $6,500 a month. For the year ended December 31, 2015, $64,000 of compensation and $27,417 of reimbursement was paid to PWR. On October 31, 2015, the parties agreed to a mutual termination of this agreement.

12. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2015:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Ameritrade Money Market	$ 39,807	$ 39,807	$ -	$ -
Domestic equities	30,540	30,540	-	
	$ 70,347	$ 70,347	$ -	$ -

13. SEC Rule 15c3-3 Exemption

The Company claims exemption (k) (2)(ii) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Supplementary Information

Trustmont Financial Group, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2015

Net Capital:		
Total stockholders' equity	$	189,497
Deductions:		
Non-allowable assets:		
Petty cash		200
Receivables from non-customers		76,144
Stockholder receivable		10,000
Prepaid insurance		20,833
Prepaid income taxes		1,248
Total non-allowable assets		108,425
Other deductions		433
Net Capital Before Haircuts on Security Positions		80,639
Haircuts on Securities:		
Other securities		(5,115)
Net Capital		75,524
Net Capital Requirement		34,768
Net Capital in Excess of Minimum Requirements	$	40,756
Aggregate Indebtedness	$	521,518
Ratio of Aggregate Indebtedness to Net Capital		6.91

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	75,524
Audit Adjustments		-
Changes to Non-Allowable Assets		-
Net Capital Per Broker/Dealer's Unaudited Part II	$	75,524

Trustmont Financial Group, Inc.

Schedule of General and Administrative Expenses

Year Ended December 31, 2015

Salaries and related benefits	$	867,448
Commissions		7,492,161
Professional fees		116,964
Clearance fees		27,892
Professional development and education		34,572
Regulatory fees		111,512
Telephone and utilities		25,314
Office supplies and expense		89,026
Software and information technology expense		182,801
Small equipment		6,684
Office rent		86,824
Settlements		1,039
Insurance		257,783
Advertising and promotion		17,578
Compliance		55,564
Automobile, travel, meals and entertainment		41,394
Miscellaneous		48,508
	$	9,463,064

See Report of Independent Registered Public Accounting Firm.

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trustmont Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trustmont Financial Group, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (the "exemption provisions") and (2) Trustmont Financial Group, Inc. stated that Trustmont Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Trustmont Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trustmont Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC
Certified Public Accountants

February 12, 2016

Scenic Drive Professional Center
200 Brush Run Road, Suite A
Greensburg, PA 15601

724-468-5665
Fax: 724-468-5675
www.trustmontgroup.com

Trustmont Financial Group, Inc. clears all transactions on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer which carriers the accounts and claims Exemption to the Customer Protection Rule under SEA 15c3-3(k)(2)(ii).

Trustmont Financial Group, Inc. met the exemption provision under SEA 15c3-3(k) throughout the fiscal year ending December 31, 2015 without exception.

Anthony C. Hladek
President

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors and Stockholders
Trustmont Financial Group, Inc.
Greensburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Trustmont Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Trustmont Financial Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Trustmont Financial Group, Inc.'s management is responsible for Trustmont Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 12, 2016

Trustmont Group

Scenic Drive Professional Center
200 Brush Run Road, Suite A
Greensburg, PA 15601

724-468-5665
Fax: 724-468-5675
www.trustmontgroup.com

February 2, 2016

Securities Investor Protection Corporation
P.O. Box 92185
Washington, DC 20090-2185

RE: SIPC-7
2c(8) deductions
Period ending December 31, 2015

To Whom It May Concern:

Please accept this letter as our statutory basis for the 2c(8) deductions on form SIPC-7.

$429,159.00-Licensing and registration revenue and E&O premiums received from Registered Representatives from other covered parties
$58,838.00-Income derived for continuing education
$47,500.00-Other misc. revenue not related to SIPC

The E&O premiums, FINRA revenue are collected with an offsetting expense to pay these fees. Our representatives are independent contractors and are responsible for their overhead costs to maintain their securities license.

If you have any additional questions feel free to contact me.

Sincerely,

Anthony C. Hladek
President

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1676*********************MIXED AADC 220
036439 FINRA DEC
TRUSTMONT FINANCIAL GROUP INC
SCENIC DRIVE PROFESSIONAL CENTER
200 BRUSH RUN RD STE A
GREENSBURG PA 15601-8714

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1576

B. Less payment made with SIPC-6 filed (exclude interest) (297)

7/23/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1289

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1289

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1289

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trustmont Financial Group Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 2 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,465,911
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,300,101
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): SEE ATTACHED (Deductions in excess of $100,000 require documentation)	535,497
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	8,835,598
d. SIPC Net Operating Revenues	$ 630,313
e. General Assessment @ .0025	$ 1,576

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